Mail Stop 0408


								March 15, 2006






Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
2450 Atlanta Highway, Suite 904
Cummings, Georgia 30040


Re: 	Cornerstone Ministries Investments, Inc.
      Registration Statement on Form SB-2
      File No. 333-131861
      Filed February 15, 2006


Dear Mr. Brooks:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form SB-2 Filed February 15, 2006


General

1. Please file the Form T-1 (Exhibit 25) in the next amendment.

2. Throughout the document you claim to lend to "churches and other nonprofit faith-based schools, senior housing, affordable housing and daycare facilities." Please revise this language to list the borrowers in order of the amounts of the loans, so that churches is last and related parties is first.

3. The statement that less than 2% of your assets is loaned to non-profits does not appear to be correct. Please revise or advise.

4. Currently you use different size typefaces. Please revise so that no type is smaller than the one used on the first page of the Summary.

5. Please confirm to the staff that you filed T-1s for each of your prior public offerings, and indicate where they are to be found.


Facing Page of the Registration Statement

6. Please revise the table for calculation of the registration fee to distinguish
* the amount of 8.25 percent five year bonds that you are offering as well as the offering price and fee; and
* the amount of graduated rate bonds that you are offering as well as the offering price and fee.


Cover Page

7. Please revise to comply with Item 501(a) (2) by disclosing
* the amount of 8.25 percent five year bonds that you are offering;
and
* the amount of graduated rate bonds that you are offering;
* the interest rates on the graduated bonds.

8. Please revise your reference to the risk factors in which you state that "investing in our securities involves risks, including the risks that we have described in "Risk Factors." The Risk Factor section is should disclose all risks that you believe are material at this time.

9. Please remove from the cover page any information not required by our rules to be on the cover page.


Prospectus Summary, page 1

10. Please revise the first paragraph as follows:
* correct the aggregate amount of real estate loans and joint venture investments which should be $138.4 million rather than $38.4 million;
and
* revise the third paragraph to indicate the fees paid to Cornerstone
Capital.


Risk Factors, page 3

11. Some of your risk factors state that you cannot give assurance of a given outcome when the risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate such language.

12. Please revise your risk factor, on page 6, relating to your alleged violations as follows:
* explain that the allegation is that you failed to register securities that you offered and sold in those jurisdictions and that you misrepresented the fact that the securities were approved for listing on the Chicago Stock Exchange and that your defense is that you qualified for an exemption because the securities were approved for listing on the Chicago Stock Exchange;
* disclose that some states that have prohibited you from selling bonds and/or stock in their jurisdiction and disclose the names of such states; and
* discuss the risk that you may face other proceeding from other states.

13. Please revise your risk factor, on page 7, relating to Cornerstone to focus on the conflict of interest of your two officers and directors who also control Cornerstone Capital Advisors.


Determination of Offering Price

14. Please provide the information required by Item 5 of Form SB-
2.


Facilities, page 32

15. Please explain how you use the 4,400 square foot office building since you do not have any employees and have retained the services of
Cornerstone. Please disclose whether or not you charge rent to Cornerstone to use the building and whether this is at a market rate.


Legal Proceedings, page 33

16. Please describe the status of all, not "some," of state regulator actions.


Executive Compensation, page 37

17. Please comply with Item 402(b) of Regulation S-B by providing a table with all of the requisite columns.


Certain Transactions with our Affiliates, page 38

18. Please disclose whether Mr. Brooks and Ottinger are directors and/ or shareholders of Cornerstone Capital Advisors. Please disclose information on transactions with Wellbrook Properties, Wellstone Retirement Communities, and Wellstone Housing LLC pursuant to Item 402. See, for example, Telephone Interpretation I.29.


Description of Securities, page 39

19. Please provide the staff with information about the results of the 2002 offering, in particular, the dollar amount of the graduated notes that were sold, the dollar amount of the 5 year certificates that were sold, and the dollar amount of the Access Certificates that have been sold. Please note that whenever anyone added to the initial certificate amount, that addition was a security requiring registration.


Available Information, page 44

20. Please state the correct the address of the SEC.








Note 19 - Major Customers

21. Please tell us how Cornerstone Capital Advisors relates to each of the major customers cited in this footnote, as well as any customers with loans exceeding 10% of the portfolio.

22. For each customer, tell us how you applied the guidance in FAS
57
to provide related parties disclosures on the face of the financial statements and in the footnotes.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Donald A. Walker, Jr., Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Michael K. Marshall, Jr., Esquire
      Miller & Martin PLLC
      1170 Peachtree Street, N.E.
      Suite 800
      Atlanta, Georgia 30309-7649




Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
March 15, 2006
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